Exhibit 99.2

Unaudited Condensed Consolidated Financial Statements

MDJM Ltd and Subsidiaries

Consolidated Balance Sheets

	As of June 30, 2019	As of December 31, 2018
	(Unaudited)
Assets

Current Assets
Cash and cash equivalents	$6,067,936	$6,692,557
Accounts receivable, net of allowance for doubtful accounts $0 and $49,963, respectively	1,885,614	1,767,804
Other receivables	77,281	38,701
Prepaid expenses	206,878	235,642
Prepaid income tax	3,624	3,620
Total Current Assets	8,241,333	8,738,324

Property and Equipment, net	13,588	21,302

Other Assets
Deferred tax assets	116,146	135,471
Operating lease assets, net	1,912,916	-
Total Other Assets	2,029,062	135,471

Total Assets	$10,283,983	$8,895,097

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	$568,423	$575,087
VAT and other taxes payable	159,023	137,695
Deferred income	12,369	-
Operating lease liabilities, current	224,454	-
Total current liabilities	964,269	712,782

Long-term operating lease liabilities	1,630,756	-

Total liabilities	2,595,025	712,782

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,640,820 and 11,621,459* shares issued as of June 30, 2019 and December 31, 2018, respectively	11,641	11,621
Additional paid in capital	6,734,681	6,664,295
Statutory reserve	232,542	232,542
Retained earnings	1,016,563	1,526,110
Accumulated other comprehensive loss	(225,198)	(229,587)
Total MDJM Ltd stockholders’ equity	7,770,229	8,204,981
Noncontrolling interest	(81,271)	(22,666)
Total Equity	7,688,958	8,182,315

Total liabilities and Equity	$10,283,983	$8,895,097

*	The shares are presented on a retroactive basis to reflect the founder shares issuance.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM Ltd and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Income

For the Six Months Ended

(Unaudited)

	June 30, 2019	June 30, 2018

Revenue	$2,234,801	$687,163

Operating Expenses:
Selling expenses	78,938	48,571
Payroll, payroll taxes and others	1,841,326	1,207,868
Professional fees	526,445	-
Operating leases expenses	122,545	77,203
Depreciation and amortization	6,178	6,482
Other general and administrative	216,612	120,615
Total Operating Expenses	2,792,044	1,460,739

Loss from Operations	(557,243)	(773,576)

Other income:
Gain on disposal of asset	1,735	-
Interest income	2,076	2,729
Total other income	3,811	2,729

Loss before income tax	(553,432)	(770,847)
Income tax	13,224	-
Net Loss	(566,656)	(770,847)
Net loss attributable to noncontrolling interest	57,109	-
Net loss attributable to MDJM Ltd ordinary shareholders	$(509,547)	$(770,847)

Net loss per share attributable to MDJM Ltd ordinary shareholders	$(0.05)	$(0.07)

Weighted-average shares outstanding, basic and diluted *	11,640,499	10,380,000

Comprehensive income (loss):
Net loss	$(566,656)	$(770,847)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	2,893	(51,347)
Total other comprehensive loss	(563,763)	(822,194)
Comprehensive income attributable to non-controlling interest	1,496	-
Comprehensive loss attributable to MDJM Ltd ordinary shareholders	$(562,267)	$(822,194)

*	The shares are presented on a retroactive basis to reflect the founder shares issuance.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM Ltd and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2019 and 2018

(Unaudited)

	Ordinary Shares
For the Six Months Ended June 30, 2019	Number of Ordinary Shares *	Amount of Ordinary Shares	Additional Paid in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance - December 31, 2018	11,621,459	$11,621	$6,664,295	$232,542	$1,526,110	$(229,587)	$(22,666)	$8,182,315
Proceeds from the second closing of the initial public offering - January 4, 2019, net of offering costs of $26,399	19,361	20	70,386	-	-	-	-	70,406
Comprehensive loss:
Net loss - six months ended June 30, 2019	-	-	-	-	(509,547)	-	(57,109)	(566,656)
Change in foreign currency translation adjustment	-	-	-	-	-	4,389	(1,496)	2,893
Balance - June 30, 2019	11,640,820	$11,641	$6,734,681	$232,542	$1,016,563	$(225,198)	$(81,271)	$7,688,958

For the Six Months Ended June 30, 2018	Number of Ordinary Shares *	Amount of Ordinary Shares	Additional Paid in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance - December 31, 2017	10,380,000	$10,380	$2,562,057	$232,542	$2,042,081	$(60,066)	$-	$4,786,994
Comprehensive loss:
Net loss for the six months ended June 30, 2018	-	-		-	(770,847)	-	-	(770,847)
Change in foreign currency translation adjustment	-	-	-	-	-	(51,347)	-	(51,347)
Balance - June 30, 2018	10,380,000	$10,380	$2,562,057	$232,542	$1,271,234	$(111,413)	$-	$3,964,800

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM Ltd and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2019 and 2018

(Unaudited)

	June 30, 2019	June 30, 2018

Cash Flows from Operating Activities:
Net loss	$(566,656)	$(770,847)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,178	6,482
Changes in allowance for doubtful accounts	(50,630)	(594)
Gain on disposal of assets	(1,735)	-
Non cash operating lease expense	522	-
Changes in operating assets and liabilities:
Increase in accounts receivables	(71,117)	(56,096)
Increase in other receivables	(34,593)	(4,797)
Decrease (increase) in prepaid expense	29,388	(35,934)
Increase in prepaid income tax	-	(3,909)
Decrease in deferred tax assets	19,710	22,746
Decrease in accounts payable and accrued expenses	(7,376)	(124,700)
Increase in VAT and other tax payable	21,439	6,041
Increase in deferred income	12,520	-
Net Cash Used in Operating Activities	(642,350)	(961,608)

Cash Flows from Investing Activities:
Purchase of office equipment and software	-	(1,262)
Proceeds from disposal of asset	3,389	-
Net Cash Provided by (Used in) Investing Activities	3,389	(1,262)

Cash Flows from Financing Activities:
Proceeds from the second closing of the initial public offering - January 4, 2019, net of offering costs of $26,399	70,406	-
Payments of offering cost	-	(692,284)
Net Cash Provided by (Used in) Financing Activities	70,406	(692,284)

Effect of exchange rate changes on cash and cash equivalents	(56,066)	27,021

Net decrease in cash and cash equivalents	(624,621)	(1,628,133)
Cash and cash equivalents - beginning of the period	6,692,557	3,117,740
Cash and cash equivalents - end of the period	$6,067,936	$1,489,607

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$267,354

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018, under the laws of the Cayman Islands as an exempted company under the name of MDJLEAD LTD. Effective on May 7, 2018, the Company changed its corporate name to MDJM LTD. The Company, through its subsidiaries and consolidated variable interest entity (“VIE”), is principally engaged in providing end-to-end services in the life cycle of a residential real estate project, including primary real estate agency services, real estate consulting services, and training and evaluation with respect to primary agency sales services in the People’s Republic of China (“PRC”). The Company or MDJM, and its subsidiaries and consolidated VIE are also collectively referred to as the “Group.” Where appropriate, the terms the “Group”, “we”, “our, or “us” also refer to MDJM or the Company and its subsidiaries and the consolidated VIE as a whole. The Company’s subsidiaries and consolidated VIE are also referred to as “Subsidiaries.”

MDJCC Limited (“MDJH Hong Kong”) was incorporated on February 9, 2018, under the laws of Hong Kong. MDJM owned 100% interest of MDJH Hong Kong.

Beijing Mingda Jiahe Technology Development Co., Ltd. (“Mingda Beijing”), is a limited liability company organized on March 9, 2018, under the laws of the PRC, a wholly-foreign owned entity (“WFOE”) and 100% owned by MDJH Hong Kong.

Tianjin Mingda Jiahe Real Estate Co., Ltd. (“Mingda Tianjin” or “VIE”), is a limited liability company organized on September 25, 2002, under the laws of the PRC.

The following table lists the wholly-owned subsidiaries and the consolidated VIE of the Company:

Name of the Company	Date of Incorporation	Place of Incorporation	Percentage of Ownership
MDJCC Limited	2/9/2018	Hong Kong	100%
Beijing Mingda Jiahe Technology Development Co., Ltd.	3/9/2018	PRC	WFOE
Tianjin Mingda Jiahe Real Estate Co., Ltd.	9/25/2002	PRC	VIE

VIE Arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide services in certain industries. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin. The Agreements provide Mingda Beijing effective control over and the ability to receive substantially all of the economic benefits of Mingda Tianjin.

Agreements that Transfer Economic Benefits of Mingda Tianjin

On April 28, 2018, Mingda Beijing entered into an “Exclusive Business Cooperation Agreement” (the “Business Agreement”) with Mingda Tianjin. Pursuant to the Business Agreement, Mingda Beijing will provide a series of consulting and technical support services to Mingda Tianjin and is entitled to receive 100% of Mingda Tianjin’s net income after deduction of required PRC statutory reserve as a service fee. The service fee is paid annually or at any such time agreed by Mingda Beijing and Mingda Tianjin. The term of the Business Agreement is valid for 10 years upon execution of the agreement and may be extended or terminated prior to the expiration date at will by Mingda Beijing. Unless expressly provided by the Business Agreement, without prior written consent of Mingda Beijing, Mingda Tianjin may not engage any third party to provide the services offered by Mingda Beijing under the agreement.

Agreements that Provide Effective Control over Mingda Tianjin

On April 28, 2018, each of the shareholders of the Minda Tianjin entered into an “Exclusive Call Option Agreement” (the “Option Agreements”) with Mingda Beijing. Pursuant to the Option Agreements, each of the shareholders of Mingda Tianjin granted an irrevocable and unconditional option to Mingda Beijing or its designees to acquire all or part of such shareholder’s equity interests in Mingda Tianjin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Mingda Tianjin will be equal to the registered capital of Mingda Tianjin, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The Option Agreements are valid for ten years upon execution of the agreements and may be extended prior to the expiration date at will by Mingda Beijing.

On April 28, 2018, each of the shareholders of Mingda Tianjin also entered into an “Equity Pledge Agreement” (the “Pledge Agreements”) with Mingda Beijing. Pursuant to the Pledge Agreements, these shareholders pledged their respective equity interests in Mingda Tianjin to guarantee the performance of the obligations of the VIE. Mingda Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreements, each of the shareholders of Mingda Tianjin cannot transfer, sell, pledge, dispose of, or otherwise create any new encumbrance on their respective equity interests in Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right will expire when the exclusive business cooperation between Mingda Beijing and Mingda Tianjin is terminated and all service fees are paid. The equity pledges of Mingda Tianjin have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

Risks in relation to the VIE structure

The Company believes that Mingda Beijing’s contractual arrangements with the VIE are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of the VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act inconsistently with the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIE also depends on the power of attorney Mingda Beijing has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, Mingda Beijing, or the VIE.

The Company, through its subsidiaries and the contractual arrangements, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE. Accordingly, the Company is the primary beneficiary of the VIE and has consolidated the financial results of the VIE.

The accompanying unaudited condensed consolidated financial statements present the historical financial position, results of operations, and cash flows of Mingda Tianjin and its subsidiaries, and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying unaudited condensed consolidated financial statements have been prepared as if the current corporate structure (“restructuring” or “reorganization”) had been in existence throughout the periods presented (see Note 9 for the 10,380,000 ordinary shares of MDJM issued on January 26, 2018, in connection with the reorganization).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements include the financial statements of VIE, Mingda Tianjin and its subsidiaries and branch offices. All significant inter-company accounts and transactions have been eliminated on consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Mingda Tianjin has the following branch offices and/or subsidiaries that have minimal transactions since incorporation, which have been included in the accompanying consolidated financial statements:

Name of the Subsidiaries Owned by VIEs	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Tianjin Mingda Jiahe Real Estate Co., Ltd. Yangzhou Branch	2017-10-18	Yangzhou, China	100%
Tianjin Mingda Jiahe Real Estate Co., Ltd. Suzhou Branch	2017-10-13	Suzhou, China	100%
Xi She (Tianjin) Business Management Co., Ltd.	2017-10-20	Tianjin, China	100%
Xi She (Tianjin) Wen Hua Chuan Mei Co., Ltd.	2018-07-25	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	2018-03-09	Tianjin, China	51%
Xishe Jiayuan (Tianjin) Business Operation & Management Co., Ltd.	2018-11-22	Tianjin, China	70%

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, and valuation allowance on deferred tax.

Reclassification of Financial Statement Accounts

Certain prior period amounts have been reclassified to conform with the current period presentation. These reclassifications have no effect on the previously reported financial position, results of operations and cash flows.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date;

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data; and

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables, prepaid expenses, prepaid income tax, deferred tax assets, accounts payable and accrued liabilities, income tax payable, and other taxes payable approximate their fair value based on the short-term maturity of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Company maintains cash and cash equivalents with various commercial banks within the PRC. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

Property and Equipment, Net

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives.

When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Classification	Estimated Useful Life
Office Equipment and Fixtures	3 or 5 years
Computers	3 or 5 years
Software	10 years
Vehicles	5 years

Revenue Recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018. The adoption had no material impact on the Group’s in previous years’ retained earnings and the Group’s accompanying consolidated financial statements for the year ended December 31, 2018.

The Group determines revenue recognition through the following steps: (1) identification of the contract, or contracts, with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract, and (5) recognition of revenue when, or as, we satisfy a performance obligation.

The commission revenue on property sales is the major income source of the Group. Commission revenue from property brokerage is recognized when: (1) we have completed our performance obligation to sale properties per contract, (2) the property developer and the buyer completed a property sales transaction and the developer received full or partial amount of proceeds from buyer or banker if mortgaged, and (3) the property developer granted confirmation to us to be able to invoice them per sales agreement. The Company did not handle any monetary transactions nor act as an escrow intermediary between the developer and the buyer. The Group recognizes revenue net of VAT taxes.

Business Tax and Value-Added Tax (“VAT”)

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The VAT rate applicable to our subsidiaries and consolidated VIE is 6%. The Company will accrue VAT payable when the sales invoice is generated.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering of the Company’s ordinary shares (“IPO”). Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. Deferred offering costs of $2,103,816 and $26,399 were charged to additional paid-in capital in connection with our IPO with our first closing and second closing completed on December 26, 2018 and January 4, 2019, respectively.

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. Currently, all of the Group’s customers are in the PRC and all income is derived from commission-based service, and minimal consulting and other services which represented less than 5% of total revenue.

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred marketing and advertising expenses of $457 and $2,926 for the six months ended June 30, 2019 and 2018, respectively.

Income Taxes

The Company is governed by the income tax laws of the PRC.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties as of June 30, 2019, and for the year ended December 31, 2018.

Non-Controlling Interest

Non-controlling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of non-controlling interest holders, Xishe Xianglin (Tianjin) Business Operation & Management Co. Ltd. and Xishe Jiayuan (Tianjin) Business Operation & Management Co., Ltd., which were 49% and 30% owned by non-related third parties as of June 30, 2019, respectively.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS) which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of ordinary shares by the weighted-average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive ordinary share equivalents. There are no dilutive ordinary share equivalents as of June 30, 2019, and December 31, 2018, and for the six months ended June 30, 2019 and 2018. Accordingly, basic and diluted loss per share are the same.

	June 30, 2019	June 30, 2018
Numerator for earnings per share:
Net loss attributable to the Company's ordinary shareholders	$(509,548)	$(770,847)
Denominator for basic and diluted earnings per share:
Basic weighted average ordinary shares *	11,640,499	10,380,000
Per share amount
Per share - basic and diluted	$(0.04)	$(0.07)

* Prior to the formation of MDJM, VIE issued 10,380,000 ordinary shares to its shareholders. Each shareholder of VIE was expected to receive MDJM’s share at a one-to-one ratio. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin. All references to numbers of ordinary shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis from the earliest period presented.

Comprehensive Income

The Company follows ASC 220-10, “Reporting Comprehensive Income.” ASC 220-10 requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by or distributions to shareholders.

Foreign Currency Translation

The functional currency of the Company is the Chinese Renminbi (“RMB”). The U.S. dollar is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in stockholders’ equity and comprehensive income.

	June 30,	June 30,	December 31,
US$ Exchange Rate	2019	2018	2018

At end of the period - RMB	6.8704	6.6195	6.8778
Average rate for the period ended - RMB	6.7871	6.3701	6.6187

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as RMB, which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations. There were no transaction gain and losses recorded in the six months ended June 30, 2019 and 2018.

Concentration Risk

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC. Per regulation of PRC, the maximum insured bank deposit amount is approximately $72,780 (RMB 500,000) for each financial institution. The Company’s total unprotected cash in bank amounted to $5,686,505 as of June 30, 2019. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes and replaces nearly all existing GAAP revenue recognition guidance, including industry-specific guidance. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when or as each performance obligation is satisfied. The authoritative guidance applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. The adoption of Topic 606 had no material impact on the Group’s previous years’ retained earnings and the Group’s accompanying unaudited condensed consolidated financial statements.

On May 10, 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies the scope of modification accounting for share-based compensation arrangements by providing guidance on the types of changes to the terms and conditions of share-based compensation awards to which an entity would be required to apply modification accounting under ASC 718. ASU 2017-09 is effective for annual periods beginning after December 15, 2017. The adoption of this guidance had no material impact on our consolidated financial statements.

On February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required. The adoption of this authoritative guidance resulted in increases of our total assets and liabilities that we reported relative to such amounts prior to adoption.

Recently Issued Accounting Pronouncements

We consider the applicability and impact of all Accounting Standards Updates (“ASUs”). The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position and/or results of operations.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). This update provides companies with the option to reclassify stranded tax effects caused by the 2017 Tax Cuts and Jobs Act, or the 2017 Tax Act, from accumulated other comprehensive income to retained earnings. This standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements and anticipate adopting the standard for the fiscal year ending December 31, 2019.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable and allowance for doubtful accounts consist of the following at June 30, 2019, and December 31, 2018:

	June 30,	December 31,
	2019	2018

Accounts receivable	$1,885,614	$1,817,767
Allowance for doubtful accounts	-	(49,963)
Accounts receivable, net	$1,885,614	$1,767,804

Accounts receivables are primarily due from the customers - real estate developers and are recognized and carried at the amount billed to a customer, net of allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a periodic basis. The Company maintains an allowance for doubtful accounts which requires significant judgments by management. The Company establishes a provision for doubtful accounts receivable when there is objective evidence that the Company may not be able to collect the receivables when due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on customers’ credit, business, financial status, payment history, and ongoing relationship, management makes conclusions on whether any balances outstanding at the end of each reporting period will be deemed uncollectible on an individual basis and on an aging trend analysis basis. Accounts receivable balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

As of December 31, 2018, we reserved $49,963 of allowance for doubtful accounts, which was 20% of the accounts receivable from two customers due to the collectability. As of June 30, 2019, all balance in accounts receivable were considered collectable. No reserve was provided for allowance for doubtful accounts.

Major Customers

For the six months ended June 30, 2019, our top three customers (projects) represented approximately 73% of our total net revenues, with 30%, 28%, and 16%, respectively, from Ge Diao Meijiang, Taida He Yue Hai, and Wanke (Gong Yuan Li and Xi Lu). The accounts receivable from these three customers (projects) were $696,579, $157,162, and $444,057, respectively, as of June 30, 2019.

During the six months ended June 30, 2018, our top four customers represented approximately 81% of our total net revenues, with 38%, 20%, 13% and 10%, respectively from Tianjin Subway Resource Investment Co. Ltd, Tianjin Binhai Time Real Estate Investment Co, Ltd, Tianjin Jiantai Real Estate Development Co., Ltd., and Tianjin Binhai New City Investment Co.. The accounts receivable from these four customers were $243,701, $49,457, $50,355 and $201,191, respectively, as of June 30, 2018.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	June 30,	December 31,
	2019	2018

Office Equipment and Fixtures	$50,278	$50,224
Software	17,484	17,465
Auto	-	32,636
Total Assets	67,762	100,325
Less accumulated depreciation	(54,174)	(79,023)
Net Assets	$13,588	$21,302

The Company sold its used auto to a third party in January 2019 and received proceeds of $3,389. $32,563 of assets and $31,004 of accumulated depreciation were derecognized from the balance sheet. The Company recognized a gain of $1,735 and $0 for the six months ended June 30, 2019 and 2018, respectively.

For the six months ended June 30, 2019 and 2018, depreciation expenses were $6,178 and $6,482, respectively.

NOTE 5 – INCOME TAX AND DEFERRED TAX ASSETS

The Company is not required to file United States Income Tax returns, since it has no United States presence.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

MDJH Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJH Hong Kong did not have significant activities in Hong Kong in the six months ended June 30, 2019 and 2018.

The Group conducts substantially all of its business through its subsidiary and VIE, the operating entities located in the PRC and they are subject to PRC income taxes. The Group’s subsidiary and VIE in the PRC are subject to a 25% standard tax rate for the six months ended June 30, 2019 and 2018, and the year ended December 31, 2018.

The Group adopted ASC 740-10-25 Accounting for Uncertainty in Income Taxes and such adoption did not have any material impact on the accompanying unaudited condensed consolidated financial statements. The Group through its Chinese subsidiary and VIE is principally engaged in the business located in PRC and therefor, is subject to income taxes in the PRC. Tax regulations are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. All tax positions taken, or expected to be taken, continue to be more likely than not ultimately settled at the full amount claimed. The Company’s tax filings are subject to the PRC tax bureau’s examination for a period up to five years. The Company is not currently under any examination by the PRC tax bureau.

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”), which significantly modified U.S. corporate income tax law, was signed into law by President Trump. The TCJA contains significant changes to corporate income taxation, including but not limited to the reduction of the corporate income tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and generally eliminating net operating loss carrybacks, allowing net operating losses to carryforward without expiration, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits (including changes to the orphan drug tax credit and changes to the deductibility of research and experimental expenditures that will be effective in the future). Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain, including to what extent various states will conform to the newly enacted federal tax law.

Deferred income tax assets are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.

Significant components of the Company’s deferred tax assets are as follows at June 30, 2019 and December 31, 2018:

	June 30	December 31,
	2019	2018

Deferred tax items
Accounts receivable, net	$(19,598)	$49,963
Accrued expenses	112,686	162,089
Deferred income	12,369	64,153
Net operating loss	359,128	265,680
Total deferred items	464,585	541,885
Tax rate at	25%	25%
Deferred Tax Assets, net	$116,146	$135,471

As of June 30, 2019, and December 31, 2018, the Group had a combined net foreign operating loss carry forwards of approximately $1,072,000 and $520,000, respectively, which may be available to reduce future years’ taxable income. These foreign losses may not offset US income taxes in the future. Management believes that approximately $712,000 and $254,000 operating losses carry forward appears more likely than not that the Group will not realize these tax benefits as of June 30, 2019, and December 31, 2018. Approximately, $64,000 and $16,000 valuation allowance has been provided as of June 30, 2019, and December 31, 2018, respectively.

A reconciliation of the Company’s effective tax rate as a percentage of income before taxes and Federal statutory rate for the six months ended June 30, 2019, and December 31, 2018, respectively, is as follows:

	Six Months Ended June 30,
China	2019	2018

US statutory tax rate	21.00%	21.00%
Tax rate difference	4.00%	4.00%
Changes in valuation allowance	-25.00%	25.00%
Effective rate	0.00%	0.00%

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as of June 30, 2019, and December 31, 2018:

	June 30, 2019	December 31, 2018

Payroll and social security payable	$484,501	$334,734
Bonus payable	81,905	162,089
Other payables	2,017	78,264
Total Accounts Payable and Accrued Liabilities	$568,423	$575,087

NOTE 7 – VAT AND OTHER TAXES PAYABLE

VAT and other taxes payable consist of the following as of June 30, 2019, and December 31, 2018:

	June 30, 2019	December 31, 2018

VAT payable	$123,533	$120,305
Additions and fees	35,490	15,114
Other taxes	-	2,276
Total Other Taxes Payable	$159,023	$137,695

In May 2016, the business tax has been incorporated into VAT in China, which means there will be no more business or sales tax and accordingly some business operations previously taxed in the name of business tax will be taxed in the manner of VAT thereafter. The Company is subject to a 6% VAT for all of its commission income.

Other additions and fees payable include urban maintenance and construction tax payable, additional education tax payable, and local education tax payable.

NOTE 8 - LEASES

We lease all of our offices under various non-cancelable lease agreements that expire on various dates through 2037. We evaluate contracts entered into to determine whether the contract involves the use of property which is either explicitly or implicitly identified in the contract. We evaluate whether we control the use of the asset, which is determined by assessing whether we obtain substantially all economic benefits from the use of the asset, and whether we have the right to direct the use of the asset. If these criteria are met and we have identified a lease, it would be accounted for under the requirements of ASC 842.

Upon the possession of a leased asset, we determine its classification as an operating or finance lease. All of our real estate leases are classified as operating leases. Our real estate leases have initial terms ranging from one to 19 years. Renewal options are generally not recognized as part of the right-of-use assets and lease liabilities as it is not reasonably certain at commencement date that we would exercise the options to extend the lease. Our real estate leases typically provide for fixed minimum rent payments. For operating leases that include rent holidays and rent escalation clauses, we recognize lease expense on a straight-line basis over the lease term from the date we take possession of the leased property.

Currently, the Group had two long-term leases, both of which became effective on January 1, 2019, and which will expire on December 31, 2023, and November 1, 2037, respectively. As there were no explicit rates provided in our leases, we used Chinese bank long-term lending annual rate of 4.35% for a five years lease and 4.9% for a 19 years lease, respectively, in determining the present value of future lease payments. The same rates were used as discount rate to measure the lease liability at the transition date.

For leases with a term of 12 months or less, the Group made an election not to recognize lease assets and lease liabilities. The lease expense for such leases is generally on a straight-line basis over the lease term.

A summary of operating lease right-of-use assets and liabilities as of June 30, 2019, is as follows:

June 30, 2019
Operating Lease Assets
Main office	$486,475
Subsidiary office	1,495,263
Total operating lease assets - initial measurement	1,981,738
Less: accumulated amortization	(68,822)
Operating Lease Assets, net	$1,912,916

Operating Lease Liabilities
Total operating lease liabilities - initial measurement	$1,981,738
Accrued interest	43,405
Payment to liabilities	(169,933)
Total operating lease liabilities as of June 30, 2019	1,855,210
Less: operating lease liabilities, current	(224,454)
Long-term Operating Lease Liabilities	$1,630,756

As of June 30, 2019, future minimum lease payments for operating leases consisted of the following:

For the Twelve Months Ended	Operating Leases
6/30/2020	$224,454
6/30/2021	224,454
6/30/2022	224,454
6/30/2023	224,454
6/30/2024	170,965
Thereafter	1,566,293
Total minimum payments	2,635,074
Less: imputed interest	(722,158)
Total operating lease liabilities	$1,912,916

NOTE 9 – STOCKHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. Prior to the formation of the Company, its VIE, Mingda Tianjin, issued 10,380,000 founders’ shares to its shareholders. Mr. Siping Xu, chief executive officer and chairman of the Company, currently owned 10,200,000 shares, or 98.27% of the outstanding ordinary shares. In connection with the corporate restructuring and in anticipation of the IPO of the Company’s equity security, each shareholder of VIE received MDJM’s ordinary share at a one-to-one ratio. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin. All references to the numbers of ordinary shares and per share amounts in the accompanying unaudited condensed consolidated financial statements have been adjusted to reflect the issuance of 10,380,000 shares on a retrospective basis as if such shares were issued and outstanding throughout the periods presented.

Pursuant to a registration statement filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on November 13, 2018, the Company completed the first closing of the initial public offering of its ordinary shares on December 26, 2018, for its first closing. A total of 1,241,459 ordinary shares were sold at a price of $5 per share to the public at the first closing. The Company received a total of $6,207,295 in gross proceeds from its first closing of the IPO. In connection with this public offering, the Company incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission, and other expenses. Per ASC 505, the Company classified these direct offering costs in the equity section to offset additional paid in capital.

On January 4, 2019, the Company completed the second closing of its initial public offering. A total of 19,361 ordinary shares were sold at the price of $5 per share at the second closing. The total proceeds of this second closing of the IPO were $96,805. There was a total of $26,399 direct cost in connection with the second closing of the IPO.

Underwriter Warrants

Pursuant to the IPO Agreement (defined below), the Company agreed to grant the underwriter of its IPO, Network 1 Financial Securities, Inc. (“NETW”), underwriter warrants equal to 10% of the total number of the Company’s ordinary shares being sold in the IPO, at the closing of the IPO. The underwriter’s warrants will be non-exercisable for six months after the closing of the offering and will expire five years after the effective date of the registration statement. The underwriter’s warrants will be execrable at a price equal to 125% of $5, the public offering price in the IPO. The underwriter’s warrants shall not be redeemable. The underwriter’s warrants will provide for cashless exercise and will contain provisions for on demand registration of the sale of the underlying ordinary shares at the Company’s expense and unlimited “piggyback” registration rights for a period of five years after the closing of the IPO at the Company’s expense. The Company sold 1,241,459 and 19,361 ordinary shares at the closings of its IPO on December 26, 2018, and January 4, 2019, respectively. A total of 126,082 underwriter’s warrants were issued on January 4, 2019. Underwriter’s warrants were valued at $1.51 per warrant using Black-Scholes Model. A risk-free rate of 4.35% and volatility of 35% were used in the Black-Scholes Model calculation. The total value of underwriter warrants amounted to $190,384. The underwriter warrants were classified as equity and credit to paid-in capital account, which was offset by the same amount recorded at additional paid-in capital-underwriter cost.

NOTE 10 - STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The statutory surplus reserve fund is non-discretionary other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issuance is not less than 25% of the registered capital before the conversion.

The statutory reserve of Mingda Tianjin amounted to $232,542 and $232,542 as of June 30, 2019, and December 31, 2018, respectively.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Country Risk

As the Group’s principal operations are currently conducted in the PRC, it is subject to considerations and risks not typically associated with companies in North America and Western Europe. These risks include, among others, risks associated with the political, economic and legal environments and foreign currency exchange limitations encountered in the PRC. The Group’s results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Group’s transactions in the PRC are denominated in RMB, which must be converted into other currencies before remittance from the PRC. Both conversion of RMB into foreign currencies and remittance of foreign currencies abroad subject to the regulations of foreign currency governed by the PRC regulatory agents.

Service Contracts

On July 16, 2018, the Company signed a two-year Investor Relations Agreement (“IR Agreement”) with Ascent Investor Relations Inc. (“Ascent”). Pursuant to the IR Agreement, Ascent will act as an investor counsel and provide related services to MDJM from July 16, 2018, to July 15, 2020. As consideration, the Company will pay $4,140 per month to Ascent before being listed on the market of Nasdaq and $7,820 per month after being listed on the market of Nasdaq. Either party may terminate the IR Agreement by providing a written notice of termination for any reason at any time during the second year of the IR Agreement.

On September 6, 2018, the Company signed an Initial Public Offering Agreement (“IPO Agreement”) with NETW. Pursuant to the IPO Agreement, the Company engaged NETW as the Company’s exclusive lead or managing underwriter and/or book runner and investment banker in connection with the sale of at least of $6,000,000 worth of the Company’s ordinary shares. The Company agreed to pay NETW an underwriting discount or spread of seven percent (7%) of the gross proceeds from investors introduced by NETW and five percent (5%) of the gross proceeds from investors introduced by the Company. NETW shall be entitled to a corporate finance fee equal to two percent (2%) of the gross proceeds of the offering. The Company also agreed to reimburse NETW up to $75,000 out of pocket expenses related to the offering. The IPO agreement expired on September 6, 2019.

Legal Proceeding

Except for the following disclosure, we are currently not a party to any litigation of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows, or financial condition.

On January 3, 2018, Mingda Tianjin filed a civil complaint in Jizhou District People’s Court, Tianjin City (the “Jizhou Court”), alleging a breach of contract against Tianjin Huacheng Century Investment Co. Ltd. (the “Defendant’). Mingda Tianjin and the Defendant entered into a Sales Agency Service Contract on May 1, 2014, as supplemented on November 23, 2015, pursuant to which Mingda Tianjin was expected to provide sales agency services to the Defendant for real estate projects developed by the Defendant. Mingda Tianjin stated that it had performed its duty fully in accordance with the Sales Agency Service Contract and its accompanying agreements signed by both parties. However, since November 2015, the Defendant had defaulted on sales agency fees and retention fees earned by Mingda Tianjin pursuant to the Sales Agency Service Contract, for an aggregate amount of RMB2,792,854, approximately $429,700. Despite Mingda Tianjin’s repeated efforts to demand payment from the Defendant of the outstanding agency sales fees and retention fees, the Defendant had failed to make the relevant payments. Mingda Tianjin then sought relief from the Jizhou Court for the following claims, (a) for the Defendant to pay Mingda Tianjin’s the accrued sales agency fees, retention fees, and loss due to overdue payment in the aggregate of RMB2,792,854, approximately $429,670, and (b) for the Defendant to be responsible for the relevant litigation fees. Mingda Tianjin and the Defendant reached a civil mediation agreement as approved by the Jizhou Court by agreeing that the defendant will pay Mingda Tianjin the sales agency fee by installments, with the first installment of RMB 500,000, approximately $76,900, due by or before February 9, 2018, the second installment of RMB1,146,427, approximately $176,400, due by or before October 31, 2018, and the third installment of RMB1,146,427, approximately $176,400, due by or before December 31, 2018. Any delay in payment of any of the three installment will be considered a default and all outstanding installment payments shall be automatically accelerated and due immediately, with Mingda Tianjin’s option to enforce all outstanding payments by the Defendant in the Jizhou Court. Mingda Tianjin agreed to be responsible for the litigation fees for both parties in connection with this claim, in the amount of RMB15,604, approximately $2,400. Mingda Tianjin retains the right to appeal the mediation agreement.

The first installment of $76,900, which was received in 2018. The Company did not receive the second and third installments as scheduled in the remaining year of 2018.

On January 9, 2019, the Company reached a settlement with the Defendant. The Defendant agreed to pay 90% of balance due, which equivalent to RMB 2,063,567, approximately $300,033, by January 10, 2019. The Company agreed to close the case if the fund was paid on time. The Company received a total of $300,033 (2,063,568 RMB) on January 10, 2019, and the case was closed.

NOTE 12 – RESTRICTED NET ASSETS OR PARENT COMPANY’S CONDENSED FINANCIAL STATEMENTS

MDJM LIMITED and

BEIJING MINGDA JIAHE TECHNOLOGY DEVELOPMENT CO. LTD (WFOE)

CONDENSED BALANCE SHEETS (UNAUDITED)

As of June 30, 2019

	Combined	MDJM	WFOE
Assets
Cash	$5,468,211	$4,973,226	$494,985
Due from MDJCC	2,190,066	500,000	1,690,066
Prepaid expense	1,382	1,382	-
Current Assets	7,659,659	5,474,608	2,185,051

Total Assets	$7,659,659	$5,474,608	$2,185,051

Liabilities and Equity
Current liabilities	$-	$-	$-
Due to subsidiaries	3,451,156	1,757,589	1,693,567
Accumulated other comprehensive income	40	-	40
Ordinary shares	11,641	11,641	-
Additional paid in capital	4,657,121	4,162,244	494,877
Retained deficit	(460,299)	(456,866)	(3,433)
Total Liabilities and Equity	$7,659,659	$5,474,608	$2,185,051

MDJM LIMITED and

BEIJING MINGDA JIAHE TECHNOLOGY DEVELOPMENT CO. LTD (WFOE)

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

For the Six Months Ended June 30, 2019

	Combined	MDJM	WFOE

Revenue	$-	$-	$-

Professional fees	363,372	363,372	-
Start-up fees	3,433	-	3,433
Other general and administrative expenses	50,920	50,920	-
Total Operating Expenses	417,725	414,292	3,433
Loss from Operations	$(417,725)	$(414,292)	$(3,433)

MDJM LIMITED and

BEIJING MINGDA JIAHE TECHNOLOGY DEVELOPMENT CO. LTD (WFOE)

CONDENSED BALANCE SHEETS

As of December 31, 2018

	Combined	MDJM	WFOE
Asset
Cash	$5,626,079	$5,626,079	$-
Total Asset	$5,626,079	$5,626,079	$-

Liabilities and Equity
Other liability
Due to subsidiaries	$1,568,300	$1,565,174	$3,126
Ordinary shares	11,621	11,621	-
Additional paid in capital	4,091,858	4,091,858	-
Retained deficit	(45,700)	(42,574)	(3,126)
Total Labilities and Equity	$5,626,079	$5,626,079	$-

The parent Company, MDJM LTD and Mingda Beijing had no significant transactions in 2018. MDJM incurred $42,574 start-up expenditures in 2018. Mingda Beijing incurred $3,126 start-up expenditures in 2018.

NOTE 13 – RELATED PARTY TRANSACTIONS

On January 26, 2018, we issued 10,380,000 ordinary shares to our beneficial owners, including some of our executive officers and directors indirectly, in connection with entering into the VIE contractual arrangements, in a private transaction under the Cayman Island laws, with 10,200,000 ordinary shares issued to MDJM LTD, an entity 100% controlled by Siping Xu, our CEO, chairman of the board and director, 10,000 ordinary shares issued to CANDM LTD, an entity 100% controlled by Yang Li, our director, and 10,000 ordinary shares issued to MNCC LTD, an entity 100% controlled by Mengnan Wang, our CFO.

The MDJM LTD conducts real estate services business through Mingda Tianjin, a VIE that we control through a series of contractual arrangements between our PRC subsidiary Mingda Beijing. The shareholders of Mingda Tianjin include but are not limited to our principal shareholder, Mr. Siping Xu. Such contractual arrangements provide MDJM LTD (i) the power to control Mingda Tianjin, (ii) the exposure or rights to variable returns from our involvement with Mingda Tianjin, and (iii) the ability to affect those returns through use of our power over Mingda Tianjin to affect the amount of our returns.

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were issued. Based upon this review, except as disclosed elsewhere in these financial statements, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the balance sheet.